April 16, 2010

By EDGAR Transmission

Jeffrey Riedler, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

Weikang Bio-Technology Group Company, Inc.
Registration Statement on Form S-1
Filed March 25, 2010
File No. 333-165684

Ladies and Gentlemen:

Weikang Bio-Technology Group Company, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the Company’s Registration Statement on Form S-1, as amended (File No. 333-165684) for the registration of 2,095,588 shares of its Common Stock effective as of 4:00 p.m. Washington D.C. time on April 20, 2010, or as soon thereafter as possible.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Weikang Bio-Technology Group Company, Inc.

By: /s/  Yin Wang
        Yin Wang
       Chief Executive Officer